Gabriel and the Guardians Series
Sponsored

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians—on August 16, at 8 pm, ET! Immerse yourself in this magical realm with the Gabriel and the Guardians filmmakers as they discuss the vision for this epic fantasy series. Get the inside scoop on the storyline, characters, and participate in a Q+A at the end.

*Disclosure: Gabriel and the Guardians is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
LIVESTREAM
INTRODUCING GABRIEL AND THE GUARDIANS

WED, AUG 16
Introducing | Gabriel And The Guardians
Interested

1K 111 comments 2 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL AND THE GUARDIANS
FROM THE TALENT BEHIND
MEGALO BOX,
CASTLEVANIA, TRIGUN,
BLEACH,
AND MORE...

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL
AND THE
GUARDIANS
STEP INTO WONDER...

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series

Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL
AND THE
GUARDIANS
Anime is the most profitable genre in the world.
Get involved now!

angel.com

Gabriel and the Guardians

Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL AND THE GUARDIANS
70% of GenZ watch Anime
Be a part of the movement!

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL
AND THE
GUARDIANS
THE FIRST
FAN-OWNED
ANIME

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL AND THE GUARDIANS
ARE YOU A HERO?

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share


Gabriel and the Guardians Series
Sponsored
Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.
GABRIEL AND THE GUARDIANS
AN ACTION FANTASY BASED ON HEBREW SCRIPTURE.
angel.com
Gabriel and the Guardians
Stream free movies & TV ...
Get updates
Like
Comment
Share



Gabriel and the Guardians Series
Sponsored
Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.
GABRIEL AND THE GUARDIANS
INSPIRED BY THE WONDER OF GENESIS
angel.com
Gabriel and the Guardians
Stream free movies & TV ...
Get updates
Like
Comment
Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL
AND THE
GUARDIANS
PURSUE GOOD.
CONFRONT EVIL.
FACE YOUR GIANTS.

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL
AND THE
GUARDIANS
THERE IS
AN UNSEEN
REALM.

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Attention anime addicts! Angel Studios is officially introducing its first ever anime series—Gabriel and the Guardians. Signup to be the first to know when the series is available and receive updates.


GABRIEL AND THE GUARDIANS
FIND YOUR IDENTITY... SEIZE YOUR DESTINY!

angel.com
Gabriel and the Guardians
Stream free movies & TV ...

Get updates

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians

Get Notified if the Investment Goes Live

Learn more

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

Gabriel and the Guardians Series

Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians

Get Notified if the Investment Goes Live

Learn more

4

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

600   59 comments   74 shares

Like   Comment   Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

9.2K 721 comments 1.1K shares

Like Comment Share

Gabriel and the Guardians Series

Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians

Express Interest in Gabriel and the Guardians

Learn more

375 21 comments 47 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



False gods from the unseen realm

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

39 · 5 comments · 6 shares

Like · Comment · Share

What do you get when the Bible meets anime? Your new favorite anime series: Gabriel and the Guardians! Witness celestial beings collide with mortals in an epic battle for destiny and light.

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

1.8K 128 comments 213 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians
Learn more

190 14 comments 27 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Prepare for a celestial clash of epic proportions in Gabriel and the Guardians. Inspired by the ancient wonders of Genesis, this anime fantasy follows Gabriel's journey as he battles mortals and dark giants while fighting for destiny and the forces of light.

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

175 3 comments 13 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Gabriel and the Guardians is ushering in a new wave of anime storytelling with an epic journey of hope, courage, and wisdom. This series sees celestial beings clash with mortals and dark giants in a battle for destiny and light. Join the fight against darkness by

Expressing Interest at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

210 · 4 comments · 23 shares

Like · Comment · Share

Gabriel and the Guardians Series
Sponsored ·

Brace yourself for an anime experience like you've never seen before! Gabriel and the Guardians combines the magic of Avatar: The Last Airbender, the excitement of Dragon Ball, and the timeless values of The Chronicles of Narnia into one unforgettable adventure!

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

149 10 comments 8 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

What do you get when the Bible meets anime? Your new favorite anime series: Gabriel and the Guardians! Witness celestial beings collide with mortals in an epic battle for destiny and light.

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
GABRIEL AND THE GUARDIANS
AN ACTION FANTASY SERIES INSPIRED BY ANCIENT HEBREW SCRIPTURE

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

34

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

What do you get when the Bible meets anime? Your new favorite anime series: Gabriel and the Guardians! Witness celestial beings collide with mortals in an epic battle for destiny and light.

Express Interest now at angel.com/guardians.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


AN ACTION FANTASY SERIES
INSPIRED BY ANCIENT HEBREW SCRIPTURE
GABRIEL AND THE GUARDIANS
ANGEL

angel.com/guardians

Express Interest in Gabriel and the Guardians

Learn more

160 · 2 comments · 7 shares

Like · Comment · Share

Gabriel and the Guardians Series
Sponsored ·

What do you get when the Bible meets anime? Your new favorite anime series: Gabriel and the Guardians! Witness celestial beings collide with mortals in an epic battle for destiny and light.

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



GABRIEL AND THE GUARDIANS
ANGEL STUDIOS
AN ACTION FANTASY SERIES INSPIRED BY ANCIENT HEBREW SCRIPTURE

angel.com/guardians
Express Interest in Gabriel and the Guardians
Learn more

48 4 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

What do you get when the Bible meets anime? Your new favorite anime series: Gabriel and the Guardians! Witness celestial beings collide with mortals in an epic battle for destiny and light.

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Our heroes overcome the seemingly unstoppable evils

angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

323 · 5 comments · 20 shares

Like · Comment · Share

Gabriel and the Guardians Series
Sponsored ·

"This is a fantastic series, and it is going to be awesome. We've got some great people involved. You do not want to miss this." - **James Arnold Taylor** (Voice Actor)

Express interest in investing in this series at angel.com/guardians


ANGEL.COM/GUARDIANS
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. James Arnold Taylor is not receiving any compensation for the dissemination of this message. However, James Arnlod Taylor has a separate contractual agreement with Qayinara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qayinara Animation Inc.

angel.com/guardians
Express Interest in Gabriel and the Guardians
Learn more

354 14 comments 18 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

3.2K 260 comments 254 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

"This series is not only going to be visually stunning, but we hope it will inspire minds and move hearts with the positive overall message about who we are and how we can overcome our own giants" - **Johnny Yong Bosch** (Voice Actor)

Express interest in investing in this series at angel.com/guardians


So what's the big deal?

angel.com/guardians
Express Interest in Gabriel and the Guardians
Learn more

3.6K 148 comments 488 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

Matt Lanter is going to be a voice actor in the Gabriel and the Guardians Series! 😍

Express interest in investing in this series at angel.com/guardians



MATT LANTER
STAR WARS: THE CLONE STARS , ULTIMATE SPIDERMAN
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

515 19 comments 25 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

What do you get when the Bible meets anime? Your new favorite anime series: Gabriel and the Guardians! Witness celestial beings collide with mortals in an epic battle for destiny and light.

Express Interest now at angel.com/guardians.

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


Woo-hoo!

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

1.8K 128 comments 213 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

979 86 comments 52 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
GABRIEL
AND THE
GUARDIANS
A FANTASY ANIME
INSPIRED BY
HEBREW SCRIPTURES

angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

3.8K 451 comments 248 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


GABRIEL AND THE GUARDIANS
ANGEL STUDIOS
A FANTASY INSPIRED BY HEBREW SCRIPTURES

angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

1.3K 84 comments 66 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

1.6K 143 comments 100 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

1.3K 119 comments 122 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


GABRIEL AND THE GUARDIANS
AN ACTION FANTASY BASED ON HEBREW SCRIPTURE.

angel.com/guardians
Get Notified if the Investment Goes Live
Learn more

8K 992 comments 587 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
GABRIEL
AND THE
GUARDIANS
AN ACTION FANTASY SERIES INSPIRED BY ANCIENT HEBREW SCRIPTURE

angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

546 26 comments 25 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



GABRIEL
AND THE
GUARDIANS
THE FIRST
FAN-OWNED
ANIME

angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

462 34 comments 24 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL STUDIOS
GABRIEL AND THE GUARDIANS
THE FIRST CROWD-OWNED ANIME SERIES

angel.com/guardians
Get Notified if the Investment Goes Live
Learn more

95 · 4 comments · 7 shares

Like · Comment · Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


GABRIEL AND THE GUARDIANS
ANGEL STUDIOS
THE FIRST CROWD-OWNED ANIME SERIES

angel.com/guardians
Get Notified if the Investment Goes Live

Learn more

185 18 comments 8 shares

Like Comment Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



ANGEL
STUDIOS
GABRIEL
AND THE
GUARDIANS
THE FIRST
CROWD-OWNED
ANIME

angel.com/guardians

Get Notified if the Investment Goes Live

Learn more

124 · 20 comments · 6 shares

Like · Comment · Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



ANGEL STUDIOS
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
BECOME A CO-CREATOR
BACK THE STORY AND CREATE THE ADVENTURE!
LEARN HOW AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

34 · 3 shares

Like · Comment · Share

Full Size Preview

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



ANGEL
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
OWN THE ADVENTURE
FUND THE STORY AND BECOME A CO-CREATOR
LEARN HOW AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians
Learn more

20 · 2 shares

Like · Comment · Share

Full Size Preview

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
THE WORLD IS YOURS
YOUR VOICE. YOUR IDEAS. YOUR CONTRIBUTION.
LEARN HOW AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

15 1 comment 2 shares

Like Comment Share

Full Size Preview

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
SPONSOR THE STORY
SUPPORT THE PROJECT. BECOME A CO-CREATOR.
LEARN HOW AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

6 1 share

Like Comment Share

Full Size Preview

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL STUDIOS
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
CONTRIBUTE TO THE TALE
SUPPORT THE EFFORT. BECOME A CO-CREATOR.
LEARN HOW AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

23 4 comments 1 share

Like Comment Share

Full Size Preview

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



ANGEL
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
INSPIRED BY HEBREW SCRIPTURE
BECOME A CO-CREATOR
LEARN HOW AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians

Learn more

16 · 2 shares

Like · Comment · Share

Gabriel and the Guardians Series
Sponsored ·

GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.

Check out the video to learn more about the series and express your interest here: angel.com/guardians

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



ANGEL
GABRIEL AND THE GUARDIANS
ANIMATED SERIES
A CROWD-OWNED ANIME SERIES
YOUR VOICE. YOUR IDEAS. YOUR CONTRIBUTION.
LEARN MORE AT ANGEL.COM/GUARDIANS

angel.com/guardians
Express Interest in Gabriel and the Guardians
Learn more

14 · 2 comments

Like · Comment · Share

Full Size Preview


Instagram
gabrielandtheguardians
Sponsored
This anime series is not only
Learn more


Instagram
gabrielandtheguardians
Sponsored
This anime series is not only
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Instagram
gabrielandtheguardians
Sponsored
This anime series is not only
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.



Gabriel and the Guardians Series
Sponsored ·
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
Johnny Yong Bosch
Trigun, Bleach, Persona 4, Power Rangers
was a former Power Ranger
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share



Gabriel and the Guardians Series
Sponsored ·
Johnny Yong Bosch
Trigun, Bleach, Persona 4, Power Rangers
I'm an actor and a voice actor
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share



Gabriel and the Guardians Series
Sponsored ·
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
Johnny Yong Bosch
Trigun, Bleach, Persona 4, Power Rangers
I'm an actor and a voice actor
2:35
HD
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Instagram
gabrielandtheguardians
Sponsored
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Instagram
gabrielandtheguardians
Sponsored
Learn more


Instagram
gabrielandtheguardians
Sponsored
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Gabriel and the Guardians Series
Sponsored ·
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Gabriel and the Guardians Series
Sponsored ·
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Gabriel and the Guardians Series
Sponsored ·
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Instagram
gabrielandtheguardians
Sponsored
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Instagram
gabrielandtheguardians
Sponsored
Learn more


Instagram
gabrielandtheguardians
Sponsored
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.



Gabriel and the Guardians Series
Sponsored ·
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share



Gabriel and the Guardians Series
Sponsored ·
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share



Gabriel and the Guardians Series
Sponsored ·
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Instagram
gabrielandtheguardians
Sponsored
ANGEL.COM/GUARDIANS
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. Matt Lanter is not receiving any compensation for the dissemination of this message. However, Matt Lanter has a separate contractual agreement with Qayinara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qayinara Animation Inc.
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨ https://invest.angel.com/guardians
----

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Instagram
gabrielandtheguardians
Sponsored
ANGEL.COM/GUARDIANS
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. Matt Lanter is not receiving any compensation for the dissemination of this message. However, Matt Lanter has a separate contractual agreement with Qayinara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qayinara Animation Inc.
Learn more


Instagram
gabrielandtheguardians
Sponsored
ANGEL.COM/GUARDIANS
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. Matt Lanter is not receiving any compensation for the dissemination of this message. However, Matt Lanter has a separate contractual agreement with Qayinara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qayinara Animation Inc.
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Gabriel and the Guardians Series
Sponsored ·
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
about to go into production.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Gabriel and the Guardians Series
Sponsored ·
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
about to go into production.
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. Matt Lanter is not receiving any compensation for the dissemination of this message. However, Matt Lanter has a separate contractual agreement with Qaylnara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qaylnara Animation Inc.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Instagram
gabrielandtheguardians
Sponsored
who meets a boastful cleric
and a cunning princess
Gabriel and the Guardians is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent,will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Instagram
gabrielandtheguardians
Sponsored
who meets a boastful cleric
and a cunning princess
Gabriel and the Guardians is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent,will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨ https://invest.angel.com/guardians
----
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Gabriel and the Guardians Series
Sponsored
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
- "Gabriel and the Guardians" is a story
Gabriel and the Guardians is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent,will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Gabriel and the Guardians Series
Sponsored
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
- "Gabriel and the Guardians" is a story
Gabriel and the Guardians is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent,will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Instagram
gabrielandtheguardians
Sponsored
BIBLE MEETS ANIME
GABRIEL AND THE GUARDIANS
גבריאל
ונצרים
ANGEL.COM/GUARDIANS
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Instagram
gabrielandtheguardians
Sponsored
BIBLE MEETS ANIME
GABRIEL AND THE GUARDIANS
גבריאל
ונצרים
ANGEL.COM/GUARDIANS
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Gabriel and the Guardians Series
Sponsored ·
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
BIBLE MEETS ANIME
ANGEL.COM/GUARDIANS
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share

Gabriel and the Guardians Series
Sponsored ·
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
BIBLE MEETS ANIME
ANGEL.COM/GUARDIANS
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share



Instagram
gabrielandtheguardians
Sponsored
FAN-OWNED ANIME?!
ANGEL.COM/GUARDIANS
Learn more
gabrielandtheguardians Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.



Instagram
gabrielandtheguardians
Sponsored
FAN-OWNED ANIME?!
GABRIEL AND THE GUARDIANS
גבריאל ונצרים
ANGEL.COM/GUARDIANS
Learn more
gabrielandtheguardians Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨ https://invest.angel.com/guardians
----
Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.


Gabriel and the Guardians Series
Sponsored ·
Join the battle! 💪 Gabriel and the Guardians Season 1 - express interest now!

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
FAN-OWNED ANIME?!
ANGEL.COM/GUARDIANS
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share


Gabriel and the Guardians Series
Sponsored ·
Join the Adventure! 🚀 We are gauging interest for Season 1 of Gabriel and the Guardians. Express interest now & be part of this exciting new take on anime! ✨
https://invest.angel.com/guardians

Legal disclaimer: No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Prospective purchaser's indications of interest are non-binding.
FAN-OWNED ANIME?!
ANGEL.COM/GUARDIANS
invest.angel.com
Should We Make Season 1? Let Us Know!
Learn more
Like
Comment
Share

Gmail

Justin Marlles <justin.colossul@gmail.com>

Fwd: [Test] Celebrate Star Trek Day at a Screening of Star Trek: Lower Decks!

1 message

Peter Katz <peter@galaxycon.com> Thu, Sep 14, 2023 at 1:09 PM
To: Justin Marlles <justin@colossul.com>

---------- Forwarded message ---------
From: **GalaxyCon Columbus** <columbus@galaxycon.com>
Date: Thu, Sep 14, 2023 at 4:08 PM
Subject: [Test] Celebrate Star Trek Day at a Screening of Star Trek: Lower Decks!
To: <peter@galaxycon.com>

Shop our Labor Day Sale for 30% off! View in browser

GALAXYCON Home Schedule Online Shop

STAR TREK: THE ANIMATED CELEBRATION FEATURING LOWER DECKS


STAR TREK
THE ANIMATED CELEBRATION
GET DRAWN IN

The animated universe of Star Trek began fifty years ago on September 8th. This Star Trek Day, celebrate the 50th anniversary with four specially selected episodes of the animated series STAR TREK: LOWER DECKS.

We are giving away passes for the Columbus advance screening of STAR TREK:LOWER DECKS on Friday, September 8th, 2023 at 7:00pm at Phoenix Theatres Lennox Twin Center 24. For your chance to grab and admit-two pass to the screening, go to gofobo.com/TREKGCC!

Attendees at this special screening will receive complimentary concessions.

Available while supplies last. Seating at the screening is first-come, first-served and not guaranteed. All are encouraged to arrive early for the best chance at securing seating.

Get Passes!

Save 30% Storewide!


GALAXYCON
LABOR DAY SALE
GET 30% OFF
USE CODE: LABORDAY30
GALAXYCON.COM

Happy Labor Day Week!

Take a load off and shop our storewide sale! For a limited time, use code **LABORDAY30** at checkout and get 30% off your entire order!

That means 30% OFF autographed items from the stars of Star Wars, Star Trek, Planet of the Apes, The Magicians, Buffy the Vampire Slayer, Apex Legends, Halo, Demon Slayer, One Piece, Dragon Ball, tons of Disney and Marvel favorites, and SO MUCH MORE! Shop now before your favorites sell out!

Shop the Sale!

A Crowd-Owned Anime Series in the Making!


GABRIEL
AND THE
GUARDIANS

Gabriel and the Guardians is an anime-influenced fantasy series inspired by the world of Genesis found in ancient Hebrew Scriptures.

Learn More at Angel.com/guardians!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

Express Interest!

*30% OFF SALE valid only on GalaxyCon inventory in stock for pre-signed collectibles and merchandise purchased online at GalaxyCon.com. Not valid on prior purchases, Premium Mystery Boxes, show admission, or other products associated with local events in Columbus, Richmond, Raleigh, Des Moines, or Austin or pre-ordered, personalized, or custom items, i.e. GalaxyCon Virtual Personalized Autograph Products or Video Chats. Offer valid until this Friday, September 8, 2023 @ 11:59PM ET. GalaxyCon reserves the right to end or modify this sale at any time.

Gmail

Justin Marlles <justin.colossul@gmail.com>

Fwd: [Test] Enter to win one of our costume contests!

1 message

Peter Katz <peter@galaxycon.com> Thu, Sep 14, 2023 at 1:42 PM
To: Justin Marlles <justin@colossul.com>

---------- Forwarded message ---------
From: **Animate! Des Moines** <animate@galaxycon.com>
Date: Thu, Sep 14, 2023 at 4:12 PM
Subject: [Test] Enter to win one of our costume contests! 🤑
To: <peter@galaxycon.com>

Animate! Des Moines is THIS Friday!! View in browser

ANiMATE!

Home Live Events Online Shop

Calling All Cosplayers!


DO YOU WANT TO SHOW OFF YOUR COSPLAY?
ANIMATE! DES MOINES
SEPT 8-10,2023
ENTER ONE OF OUR COSTUME CONTESTS TODAY!

We will be hosting costume contests ALL weekend!

Join in the fun and show off your costumes and self-made ensembles to impress and attempt to win cash, trophies and prizes!

Preregistration is REQUIRED for all contests except the Kid's Costume Contest. You can preregister in advance online or at the show in the Cosplay Lounge.

- **Friday 9/8**:
  - Animate! Runway Costume Contest
  - Animate! After Dark Costume Contest (18+)
- **Saturday 9/9**:
  - Animate! Craftsmanship Costume Competition (our biggest contest!)
- **Sunday 9/10**:
  - Animate! Kid's Costume Contest (13 & under)

- Animate! Masquerade Costume & Performance Competition

Learn More & Apply!

T-minus 4 DAYS!


4 DAYS
UNTIL
ANIMATE!
DES MOINES

OMG! Just 4 days until Animate! Des Moines! Gather shounen and shoujo and join us this weekend September 8-10, 2023, at the Iowa Events Center!

Animate! Des Moines is an ANIMATION CELEBRATION! Join us for 3 days of anime, animation, video & tabletop gaming, and cosplay! We feature entertainment, Q&As, video and tabletop gaming, panels, costume contests, and so much more fandom for you to explore.

Get Your Tickets Now!

Ooh La La!


ANIMATE!
DES MOINES
After Dark
CABARET
HOSTED BY DANA SNYDER
UPGRADE YOUR EXPERIENCE
SATURDAY, SEPTEMBER 9
11PM MAIN STAGE

Get the FULL experience at our Animate! After Dark 18+ events!

Purchase After Dark Experience tickets and receive exclusive After Dark merch, complimentary drink tickets, and up-front reserved seating for the following presentations:

- **Sunday**:
  - Chaotic Good Time
  - Late Night Costume Contest
- **Saturday**:
  - After Dark Cabaret

This does not include admission to Animate! Des Moines. You must also purchase a ticket for admission to redeem Special Guest Tickets.

Please Note: General Admission seating to Animate! After Dark events is included with Animate! entry pending availability.

Get After Dark Experience Tickets!

A Crowd-Owned Anime Series in the Making!


GABRIEL
AND THE
GUARDIANS

Gabriel and the Guardians is an anime-influenced fantasy series inspired by the world of Genesis found in ancient Hebrew Scriptures.

Learn More at Angel.com/guardians!

**No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.*

Express Interest

Animate!

5300 NW 12th Ave, Ste 2
Ft Lauderdale, FL 33309 United States

Gmail

Justin Marlles <justin.colossul@gmail.com>

Fwd: [Test] Shop our Labor Day Sale this week!

1 message

Peter Katz <peter@galaxycon.com> Thu, Sep 14, 2023 at 1:10 PM
To: Justin Marlles <justin@colossul.com>

---------- Forwarded message ---------
From: **GalaxyCon Richmond** <richmond@galaxycon.com>
Date: Thu, Sep 14, 2023 at 4:10 PM
Subject: [Test] Shop our Labor Day Sale this week!
To: <peter@galaxycon.com>

Save 30% on your entire online store order! View in browser

GALAXYCON

Home Schedule Online Shop

Take 30% off your cart!


GALAXYCON
LABOR DAY SALE
GET 30% OFF
USE CODE: LABORDAY30
GALAXYCON.COM

Happy Labor Day Week!

Take a load off and shop our storewide sale! For a limited time, use code **LABORDAY30** at checkout and get 30% off your entire order!*

That means 30% OFF autographed items from the stars of Star Wars, Star Trek, Planet of the Apes, The Magicians, Buffy the Vampire Slayer, Apex Legends, Halo, Demon Slayer, One Piece, Dragon Ball, tons of Disney and Marvel favorites, and SO MUCH MORE! Shop now before your favorites sell out!

Shop the Sale!

Discounted Hotel Rates Still Available!


NIGHTMARE WEEKEND
RICHMOND
BOOK YOUR ROOM TODAY
GET SPECIAL RATES NOW
AT NIGHTMAREWEEKEND.COM

Book your room with one of our Host Hotels and receive a complimentary *FAST PASS* included with your reservation!

Fast Passes allow access to VIP lanes for Celebrity Photo Ops & Autographs! There is one (1) Fast Pass per hotel room reservation. Fast Passes are not Admission Tickets.

Downtown hotels closest to the Greater Richmond Convention Center have very limited availability. Book your hotel today to secure the lowest possible rates!

Join us October 13-15, 2023 at the Greater Richmond Convention Center!

Book Now for Nightmare Weekend!

A Crowd-Owned Anime Series in the Making!


GABRIEL
AND THE
GUARDIANS

Gabriel and the Guardians is an anime-influenced fantasy series inspired by the world of Genesis found in ancient Hebrew Scriptures.

Learn More at Angel.com/guardians!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

Express Interest!

*30% OFF SALE valid only on GalaxyCon inventory in stock for pre-signed collectibles and merchandise purchased online at GalaxyCon.com. Not valid on prior purchases, Premium Mystery Boxes, show admission, or other products associated with local events in Columbus, Richmond, Raleigh, Des Moines, or Austin or pre-ordered, personalized, or custom items, i.e. GalaxyCon Virtual Personalized Autograph Products or Video Chats. Offer valid until this Friday, September 8, 2023 @ 11:59PM ET. GalaxyCon reserves the right to end or modify this sale at any time.

AN ANGEL ORIGINAL

DON'T MISS THIS LIVESTREAM


LIVESTREAM
MEET THE CHARACTERS

TONIGHT AT 8 PM, ET

Join us for a look into the characters of Gabriel and the Guardians! We will discuss their backgrounds and designs as well as reveal some exciting upcoming events you won't want to miss.

Watch Now



Can't wait to see Gabriel and the Guardians?

Head over to the site to express your interest now.

Express Interest Now

Missed last week's livestream?


LIVESTREAM
INTRODUCING GABRIEL AND THE GUARDIANS

Gabriel and the Guardians is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

Gabriel and the Guardians has entered into a Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute the series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television production and advertising space while Gabriel and the Guardians is trying to raise money to fund their production. If Angel Studios exercises the option to distribute Gabriel and the Guardians, Angel Studios will share in the revenues generated by the series. In addition, Gabriel and the Guardians may use a portion of any proceeds it raises to repay the loan from Angel Studios.

ANGEL STUDIOS

Gabriel and the Guardians

AN ANGEL ORIGINAL

FIRST EVER LIVESTREAM

First Crowd-Owned Anime Series

Join us live tonight at **8 pm, ET,** to get a first hand look into the unseen realm of Gabriel and the Guardians.



WHAT IS GABRIEL AND THE GUARDIANS?

Inspired by the ancient wonders of Genesis, Gabriel and the Guardians is an action-packed fantasy that tells the story of Gabriel, a Celestial being from an unseen realm. Gabriel forms an unlikely bond with two mortals, Nok and Namay'ah, as fate intertwines their paths. Together, they confront powerful creatures of chaos and uncover a dark plot that threatens to unmake the world.



GABRIEL

Watch as Gabriel's inspiring influence ignites hearts, leading him and his friends on an enchanting adventure of truth and self-discovery. Brace yourself for a captivating journey where his transformative power of belief leaves you cheering for the hero within.



Nok

Meet Nok, bold and boastful, who has a desire to be faithful in the ways of the Bekohrah Clerics, but vengeance consumes him. Nok's path entails discovering the true purpose of his people's light—to illuminate the world beyond their borders.



Namay'ah

Meet Namay'ah, the cunning alchemist and princess of Qayinara. Longing to mend her fractured family, she faces the darkness in search of her lost brother and must make a crucial choice: embrace the shadow of her royal lineage or surrender herself to the hope of truth.

Access the Livestream

ANGEL STUDIOS

GABRIEL AND THE GUARDIANS

AN ANGEL ORIGINAL



We had a blast seeing you at GalaxyCon!

We unveiled exciting announcements and introduced Gabriel and the Guardians to the fans who are going to make this series possible.

Following GalaxyCon, our star-studded cast announcement was featured in Animation Magazine! If you missed it, Johnny Yong Bosch *(Trigun, Bleach, Persona 4, Power Rangers)* will star as Gabriel, along with other talented voice actors who will bring this series to life.


JOHNNY YONG BOSCH
THE VOICE OF GABRIEL


JAMES ARNOLD TAYLOR
THE VOICE OF MALACHROS


MATT LANTER
THE VOICE OF NOK

Gabriel and the Guardians hopes to open a crowdfund for what may be the first equity crowdfunded anime-influenced series of all time. Learn more about the project by clicking the button below.

Learn More

If you haven't expressed interest in Gabriel and the Guardians, **now is the time to make anime history!**



Express Interest

Qayinara Animation Inc. is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

Qayinara Animation Inc. has entered into a Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute the series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television production and advertising space while Qayinara Animation Inc. is trying to raise money to fund their production. If Angel Studios exercises the option to distribute Gabriel and the Guardians, Angel Studios will share in the revenues generated by the series. In addition, Qayinara Animation Inc. may use a portion of any proceeds it raises to repay the loan from Angel Studios.

ANGEL STUDIOS

11:01 5G

GABRIELANDTHEGUARDIANS
Posts


ANGEL
STUDIOS
GABRIEL
AND THE
GUARDIANS

View insights Boost post

Liked by **edisoncreative** and **417 others**

gabrielandtheguardians Here's your first look at Gabriel and the Guardians. Head to the link in our bio to learn more!

#gabrielandtheguardians #angelstudios #anime

View all 20 comments

missinara30 Cool!!! I'm looking forward to this series...btw, does it have a manga adaptation?

August 17

11:03 5G

GABRIELANDTHEGUARDIANS

Posts



View insights Boost post

Liked by **justinthetorch** and **378 others**

gabrielandtheguardians Are you ready to discover the mythical world of Ara?

Head to the link in our bio to learn more about Gabriel and the Guardians and express your interest!

#gabrielandtheguardians #angelstudios #fantasy #anime

View all 14 comments

September 4

10:15 5G

Gabriel and the Guardians Series

Posts About Videos Photos More

Gabriel and the Guardians Series

15h ·

Unleash your spirit of hope with Gabriel and the Guardians.

Head to angel.com/guardians to learn more about our series and express your interest!

#gabrielandtheguardians #angelstudios #animation #anime



Home Friends Marketplace 9+ Dating Notifications Menu

10:16 5G

Gabriel and the Guardians Series

Posts About Videos Photos More

Gabriel and the Guardians Series

Sep 4 ·

Are you ready to discover the mythical world of Ara?

Head to the link in our bio to learn more about Gabriel and the Guardians and express your interest!

#gabrielandtheguardians #angelstudios #fantasy #anime



Home Friends Marketplace 9+ Dating Notifications 1 Menu

10:19 5G

Gabriel and the Guardians Series

Posts About Videos Photos More

people if you spend $10. Boost post

78 14 comments 12 shares 957 views

Like Comment Share

Gabriel and the Guardians Series

Aug 17 ·

Here's your first look at Gabriel and the Guardians. Head to the link in our bio for more!

#gabrielandtheguardians #angelstudios #anime



Boost this post to reach up to 204 more people if you spend $10. Boost post

165 29 comments 79 shares 2.8K views

Like Comment Share

Gabriel and the Guardians Series

Aug 16 ·

Meet Gabriel, the Celestial guardian and hero. Join his

Home Friends Marketplace Dating Notifications Menu

10:23 5G

GABRIELANDTHEGUARDIANS
Posts



306 likes

gabrielandtheguardians Unleash your spirit of hope with Gabriel and the Guardians.

Head to angel.com/guardians to learn more about our series and express your interest!

#gabrielandtheguardians #angelstudios #animation #anime

View all 11 comments

15 hours ago

3:17 5G

GABRIELANDTHEGUARDIANS
Posts



316 likes

gabrielandtheguardians Meet Malachros, the powerful antagonist of Season One. Get a secret hint about him at the link in our bio!

#gabrielandtheguardians #angelstudios #jamesarnoldtaylor #malachros #anime

View all 10 comments

1 week ago

3:17 5G

GABRIELANDTHEGUARDIANS
Posts



Matt Lanter
and

250 likes

gabrielandtheguardians It was awesome seeing everyone at Fan X Salt Lake! We met a lot of anime fans who can't wait to see Gabriel and the Guardians come to life. Stay tuned for some exciting updates coming soon and be sure to express your interest in our series by visiting the link in our bio!

#gabrielandtheguardians #angelstudios #anime #animation #fanx #fanxsaltlake #jamesarnoldtaylor #mattlanter #johnnyyongbosch

View all 4 comments

hollandjane awesome !

20 hours ago

3:29 5G

Gabriel and the Guardians Series

Posts | About | Videos | Photos | More

Gabriel and the Guardians Series's posts

Gabriel and the Guardians Series

Reels · 20h

It was awesome seeing everyone at Fan X Salt Lake! We met a lot of anime fans who can't wait to see Gabriel and the Guardians come to life. Stay tuned for some exciting updates coming soon and be sure to express your interest in our series by visiting the link in our bio!
#gabrielandtheguardians #angelstudios #anime #animation #fanx #fanxsaltlake #jamesarnoldtaylor #mattlanter #johnnyyongbosch


1300
1400
1600
There are a ton of

Home | Friends | Marketplace 9+ | Dating | Notifications | Menu

3:29 5G

Gabriel and the Guardians Series

Posts About Videos Photos More

Gabriel and the Guardians Series
6d ·

Meet Malachros, the powerful antagonist of Season One. Get a secret hint about him at the link in our bio!

#gabrielandtheguardians #angelstudios #jamesarnoldtaylor #malachros #anime



Home Friends Marketplace 9+ Dating Notifications Menu

3:31
◀ Search
5G

Find related content | Search



2
0
1
Share

Gabriel and the Guardians · 6d ago

Meet Malachros, the powerful antagonist of Season One. **#gabrielandtheguardians #angelstudios #jamesarnoldtaylor #villain #anime**

less

Add comment...



3:31
◄ Search
5G
Find related content
Search
Gabriel and the Guardians · 5h ago
It was awesome seeing everyone at Fan X Salt Lake! We met a lot of anime fans who can't wait to see Gabriel and the Guardians come to life. Stay tuned for some exciting updates coming soon and be sure to express your interest in our series by visiting angel.com/guardians
#gabrielandtheguardians #angelstudios #anime #animation #fanx #fanxsaltlake #jamesarnoldtaylor #mattlanter #johnnyyongbosch
less
4
0
1
Share
Add comment...

GABRIELANDTHEGUARDIANS

Posts

gabrielandtheguardians •••



EXPRESS INTEREST
LEARN HOW YOU
CAN SUPPORT A
FAN-OWNED
ANIME!

263 likes

gabrielandtheguardians See you at angel.com/guardians!
Thank you for all your support... more

View all 4 comments

September 21

GABRIELANDTHEGUARDIANS

Posts

gabrielandtheguardians
gabrielandtheguardians · Original audio

0:48

ANGEL
STUDIOS

403 likes

gabrielandtheguardians Our writers can't wait for you to experience the mythical world of Ara! If you're as excited as we are about Gabriel and the Guardians, be sure to express your interest at the link in our bio.

#gabrielandtheguardians #angelstudios #anime #animation #animatedseries #fantasy #writersroom

View all 18 comments

September 20

GABRIELANDTHEGUARDIANS

Posts



777 likes

gabrielandtheguardians Identity is given. Destiny is chosen.

Learn more about Gabriel and the Guardians and express your interest at angel.com/guardians

#gabrielandtheguardians #angelstudios #anime #animation

View all 30 comments

unholyx Has potential hopefully it has good fights and they don't try to make it too childish.. the Bible has a lot of violence, no need to make everything Disneyfied. Always thought they should make an anime about the end times too. Would be insane.

September 13

GABRIELANDTHEGUARDIANS

Posts



467 likes

gabrielandtheguardians Unleash your spirit of hope with Gabriel and the Guardians.

Head to angel.com/guardians to learn more about our series and express your interest!

#gabrielandtheguardians #angelstudios #animation #anime

View all 11 comments

September 12

GABRIELANDTHEGUARDIANS

Posts



461 likes

gabrielandtheguardians Are you ready to discover the mythical world of Ara?

Head to the link in our bio to learn more about Gabriel and the Guardians and express your interest!

#gabrielandtheguardians #angelstudios #fantasy #anime

View all 21 comments

stay_always_blessed How us this biblical or even slightly related. This is more along the lines of just straight blasphemy. Fairies were the creations of fallen angels and you over here just adding it casually thinking it's cute.

> **stay_always_blessed** @adude_idk ik but still it's blasphemy they shouldn't even had mentioned it if they were gonna do something like this. The only thing from Ot is micheal which no one can truly see and can take the form of anyone or some [...]

September 4

gabrielandtheguardians and rapzilla
♫ nobigdyl. · anime



Angel Studios Announces New Anime ‘Gabriel and the Guardians’

1,290 likes

rapzilla 🔗⬆️ An anime from the same studio that makes ‘The Chosen’ is on its way! Will you watch this?

View all 95 comments

erik_keyrose To be an “anime” it needs to be a Japanese studio making it. Because it’s an American studio, it’s just a cartoon.

September 4

Gabriel and the Guardians Series

Posts About Videos More

Gabriel and the Guardians Series
2d ·

We're excited to announce the latest addition to our phenomenal cast, Cristina Vee! We can't wait for her to bring Namay'ah to life in our upcoming series. Head to angel.com/guardians to learn more about Gabriel and the Guardians and express your interest!

#gabrielandtheguardians #cristinavee #namayah #angelstudios #castannouncement #anime



CRISTINA VEE
THE VOICE OF NAMAY'AH

Gabriel and the Guardians Series

Posts About Videos More

Gabriel and the Guardians Series

Sep 21 ·

See you at angel.com/guardians! Thank you for all your support!

#gabrielandtheguardians #angelstudios #animation #animatedseries #anime



EXPRESS INTEREST
LEARN HOW YOU CAN SUPPORT A FAN-OWNED ANIME!
GO TO
HIT "EXPRESS INTEREST"
ACCOUNT AND
FOLLOW THE PROMPTS TO EXPRESS INTEREST & BE
NOTIFIED FIRST
WITH FUTURE UPDATES!
LAST, BUT NOT LEAST, KEEP AN EYE OUT FOR UPDATES!

84 1 comment 18 shares

Gabriel and the Guardians Series

Posts About Videos More

Gabriel and the Guardians Series

Sep 20 ·

Our writers can't wait for you to experience the mythical world of Ara! If you're as excited as we are about Gabriel and the Guardians, be sure to express your interest at angel.com/guardians

#gabrielandtheguardians #angelstudios #anime #animation #animatedseries #fantasy #writersroom


It's everything you've ever
wanted about a fantasy show.

73 2 comments 14 shares 890 views

Gabriel and the Guardians Series

Posts About Videos More

live.

Sep 5 ·

Gear up for the ultimate anime fan experience—GalaxyCon with Gabriel and the Guardians! he convention was held on September 1, we attended and we'll show you all the excitement we experienced on Tuesday, September 5 at 8 pm, ET. We're giving you a backstage pass into the convention and a glimpse of what's coming up next for Gabriel and the Guardians!

In the livestream, we'll also unveil and interview the voices that will bring this universe to life. While we're keeping their identities hush-hush for now, let's just say the force is strong with them.

So, fellow anime fans, mark your calendars and charge up your excitement levels as we take you to GalaxyCon with Gabriel and the Guardians.

Express interest now! angel.com/guardians


ANGEL
STUDIOS
LIVESTREAM
INSIDE
GALAXY CON


3:00
LTE
Your story 26s
HAVE YOU EXPRESSED YOUR INTEREST YET?
3:06
5G
ANGEL
EXPRESS INTEREST IN | Offering: Reservation
Gabriel and the Guardians
4,026 People*
Expressed Interest
EXPRESS INTEREST
OVERVIEW
invest.angel.com
GO TO
ANGEL.COM/GUARDIANS
HIT "EXPRESS INTEREST"
Join the 4,000+ supporters
@gabrielandtheguardians
EXPRESS INTEREST NOW
Create
Boost
Highlight
More

Gabriel and the Guardians @GatGTVSeries · Sep 21

See you at angel.com/guardians! Thank you for all your support!

#gabrielandtheguardians #angelstudios #animation #animatedseries #anime


LEARN HOW YOU
CAN SUPPORT A
FAN-OWNED
Gabriel and the Guardians
4,026 People*
GO TO
ANGEL.COM/GUARDIANS
HIT "EXPRESS INTEREST"
EXPRESS INTEREST & BE
NOTIFIED FIRST
WITH FUTURE UPDATES!
NOTE: THIS IS NOT A PAYMENT NOR A
COMMITMENT TO MAKE ONE.
ANGEL
CONTINUE
Already a member?
Thank you for your interest in
Gabriel and the Guardians!
Interest Expressed
Disclaimer

3 · 6 · 285



Find related content
Report
GABRIELANDTHEGUARDIANS.COM
ANGEL
GABRIEL AND THE GUARDIANS

gabrielandguardians
Gabriel and the Guardians · 9-5

Follow

Here's your first look at Gabriel and the Guardians. Head to the link in our bio to learn more!

#gabrielandtheguardians #angelstudios #anime

less

original sound - Gabriel and the Guardians

6 0 2

https://www.tiktok.com/@gabrielandguardians/video/7... Copy link

Comments (0) Creator videos

Be the first to comment!

Log in to comment

GABRIEL AND THE GUARDIANS PITCH VIDEO

Written by

Cameron Jackson
&
Jon Shai Van Sickle

Address
Phone Number

INT. HALLWAY - DAY

The hallway is covered in posters of Gabriel and the Guardians many of them say “Premiere Tonight!”. A STUDENT (18) opens his locker. Inside we see Gabriel and the Guardians DRAWINGS and mock ups.

Hook 1: (First Crowdfunded Anime)

STUDENT
The anime industry has made *billions* of dollars across the world- at least it has for a few “fat cats”.

ALT
Ever heard of anime? No? It’s just an industry making billions of dollars across the world- at least it has for a few “fat cats”.

Cut to a MONOPOLY MAN petting a MEOWTH on his lap. He laughs uproariously next to a TABLE OF CASH.

STUDENT
And while I love knowing my hard earned money is going to those in need,

Cut to Monopoly Man tossing DOLLAR BILLS into the air and laughing all the more.

STUDENT (CONT’D)
-isn’t it about time we had our own piece of the pie?

HOOK 2: (POPULARITY OF ANIME AMONG YOUTH)

BELL RINGS and people pour into the hallway. Our Student passes our flyers to people as he walks.

STUDENT
Did you know that 8/10 students and young adults, like me, watch anime regularly?

On the right are EIGHT STUDENTS dressed in ANIME GARB and on the left are two lonely secluded “NON-ANIME FANS”.

STUDENT (CONT’D)
All kinds of people watch it.

Letterman jacket wearing BULLY bumps him on the shoulder.

BULLY
Watch out loser!
(discreetly)
... Bruh, are we still watching anime later though?

The Students hands him a flyer. The Bully is pleased by what he sees.

STUDENT
Wouldn't miss it stereotypical, 1980's bully.

HOOK 3: (POSITIVE/UPLIFTING ANIME)

STUDENT
Anime is one of the largest media industries in the world and also one of the darkest.

Quick pan to a EMO NARUTO student who looks upset and angsty.

EMO NARUTO
I love anime! But sometimes it makes me sad.

Pan back to Student.

STUDENT
Dramatic example, but you get the point.

Emo Student begins to sob off screen. Student looks concerned.

STUDENT (CONT'D)
Allow me to explain!

Credibility Section-

HALLWAY

STUDENT
The creators of Gabriel and the
Guardians
Have helped produce some of the
biggest
animes of all time like, Pokemon,
Lupin the Third, Yokai Watch,
Digimon, and Castlevania.
(MORE)

STUDENT (CONT'D)
Also, other animated stories like Lion King, Mulan, and Star Wars: Clone Wars.
We've got Johnny Yong Bosch voicing Gabriel, who's played lead characters in SUPER popular anime's such as Bleach, Trigun, Dragonbal. Not to mention, he was one of the original Power Rangers!

Graphics and illustrations pop up on screen as needed.

STUDENT (CONT'D) (CONT'D)
We are partnering with Angel Studios, the studio behind global phenomena like The Chosen, Dry Bar Comedy, and The Wingfeather Saga- the largest crowdfunded animated family show of all time. Angel is innovating the way shows are distributed and monetized with their free-to-watch streaming service with millions of viewers. In fact, Angel users have already Expressed Interest and excitement in seeing Gabriel and the Guardians get made. Sound of Freedom, which was passed on by Hollywood, reached #1 in theaters in the USA. Earning more than $40 million dollars in one week!

Jason Moody stands next to our speaker. They wear the SAME OUTFIT.

STUDENT (CONT'D)
Our Creative Director is Jason Moody.

JASON
Hi! I used to be a lot like him.
(does a double take)
A LOT like him...
I spent a lot of time drawing in my sketchbook and daydreaming of creating an anime of my own...

The lights dim save a beam of light focusing on Jason.

JASON (CONT'D)
They said it couldn't be done, but I spent years training my abilities to become...

We move our attention back the Student.

STUDENT
Hmm, we'll come back to that.

ALT
I think we'll skip this part.

FINISH OF JASON JOKE- (TO BE PLACED AT END OF ANOTHER SEGMENT)

JASON
...and I believe we can change the world!

STUDENT
Inspiring. We heard every word.

ALT
And THAT'S why you must believe in yourself and follow your dreams!

He looks to camera and shrugs.

INVESTMENT/MONEY SECTION-
benefits of crowdfunding, cool opportunity

STUDENT
Now, for the first time EVER, we can not only watch quality anime but become owners and share in any potential profits.

Monopoly guys' money vanishes with a POOF!

STUDENT (CONT'D)
8 out of the top 25 most profitable franchises are anime. Can you imagine investing in Pokémon before it was cool?

Catching fat stacks with a Pokeball. "I wanna be SUPER RICH, like no one ever was!" "Stacks of Cash!" (in the tune of POK-E-MON! Followed by humorous quick disclaimers)

STUDENT (CONT'D)
The U.S. Anime market is the fastest growing market in the anime world and this 28 billion dollar industry is already extremely popular in Japan, the Philippines, and surprisingly France.

Anime character wearing a beret holding a baggett.

FRENCH ANIME CHARACTER
Oui.

ALT
*french sounding gibberish

STUDENT
The merchandising opportunities alone are ginormous!

French guy is now decked out in Gabriel and the Guardians Merch.

FRENCH ANIME CHARACTER
Gigantesque!

ALT
*French sounding gibberish or Oui!

TRANSITION:

STUDENT
But what does the content of that market look like currently?

ALT
But why should you listen to us?

CTA #1 - HALLWAY

STUDENT
If you want to find out more about Gabriel and the Guardians click the link below or go to angel.com/guardians.

ALT
Click the link below or go to angel.com/guardians To express interest and be among the first know if an investment goes live.

ALT (CONT'D)
Click the link below or go to angel.com/guardians to invest today.

WHY IS THIS DIFFERENT SECTION-
(Uplifting/Positive Section)

INT. THEATER/GYM

Darkness. The Student lights up his face with a FLASHLIGHT.

STUDENT
So much of the anime we love is shrouded in dark and nihilistic themes-

ALT
So much of the anime we love is shrouded in dark and nihilistic themes, not to mention crude and sexually explicit content (even ones aimed at kids).

A door opens and a pillar of light hits our speaker. We are in the THEATER/GYM. We quickly pan to see the Emo kid in the doorway rolling a PROJECTOR ON WHEELS.

EMO STUDENT
What are you doing?

STUDENT
Nothing… Nothing at all...

The Speaker looks back at camera. In the background the Emo kid sets up for the premiere.

STUDENT (CONT'D)
Don't get me wrong, I love me a good revenge story, or gruesome battle scene-

EMO STUDENT
Me too.

STUDENT
We know. -but, what I wouldn't give for a little light from time to time!

ALT
We know. -but does it HAVE to be SO depressing ALL the time?

ALT (CONT'D)
Don't tell my parents this, but I'd really like to have a little light from time to time!

Pan transition to see MOM standing in the hallway.

INT. OUTSIDE THEATER

MOM
(in thick southern accent)
I just wish you find yourself something a bit more positive to watch.

STUDENT
Mom! Why are you here?

MOM
You forgot your lunchbox!

She holds out a brightly colored anime themed LUNCHBOX.

STUDENT
(shy)
Oh.

He snatches the lunchbox.

STUDENT (CONT'D)
Mom's are so embarrassing. BUT she does have a point.

BACK TO:

INT. THEATER/GYM

STUDENT
While anime grows increasingly popular across the world rates of depression and suicide are also increasing.
Gabriel and the Guardians will be a message of hope and inspiration, a candle in the darkness.

ALT
In Japan, where anime is most popular, rates of suicide and depression are among the highest in the world. We want to change that one episode at a time.
(alt with self-harm and not suicide)

TRANSITION:

STUDENT
Now let's talk dollars and cents!

ALT
But why should you listen to us?

OFFERING SECTION-

INT. GYM/THEATER

Student sits in gym which is outfitted as a makeshift theater (or actual theater depending on location). We cut between him talking to camera and the show appearing on the projector screen.

STUDENT
Gabriel and Guardians is a story about a celestial guardian who meets a boastful cleric and a cunning princess as they embark on a perilous quest to stop the Chaos Giants. Our heroes race against time to stop an impending threat that could shatter their world.

Cut back to STUDENT sitting in row of seats.

STUDENT (CONT'D)
It's kind of like Avatar: The Last Airbender meets The Chronicles of Narnia.

ALT
It's kind of like Dragon Ball meets The Chronicles of Narnia.

Back to GATG images and graphics.

STUDENT

Pulling inspiration from historical Hebrew texts, Gabriel and the Guardians delivers a fantastical and epic take on those ancient stories.
Gabriel and the Guardians teaches themes like, faith, endurance, forgiveness, hope and courage.

ALT

Pulling inspiration from the Dead Sea Scrolls, Gabriel and the Guardians...

ALT (CONT'D)

Pulling inspiration from the The Bible, Gabriel and the Guardians...

Outro/2nd CTA:

INT. GYM/THEATER

Student watches the show with his classmates in the theater/gym.

STUDENT

So if you want to be a part of this story that unites and uplifts kids and young adults of all different types (tech language, eg. Click the link)

ALT

Now sit back, relax, and enjoy this sample of our show Gabriel and the Guardians.

ALT (CONT'D)

Alright guys, you ready?!

AUDIENCE

Yeah!!!


Gabriel and the Guardians Series
Sponsored ·
GAUGING INTEREST. We are creating an anime series called *Gabriel and the Guardians* and we are partnering with Angel Studios for distribution.
We are not accepting funds at this time but are gauging interest to see who would be interested in investing in *Gabriel and the Guardians* if we launched a crowdfunding investment.
Check out the video to learn more about the series and express your interest here: angel.com/guardians
****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.
angel.com/guardians
Get Notified if the Investment Goes Live
Learn more
1.3K
119 comments
122 shares
Like
Comment
Share

[00:00:11.770] - Speaker 1

And now a sneak peek at the pilot episode animatics of Gabriel and the Guardians. Quit that banging tribal scum.

[00:01:34.410] - Speaker 2

Found you.

[00:01:39.690] - Speaker 1

yahlah!. Yeah. Woohoo. Yeah,

[00:03:17.850] - Speaker 1

you guys are fast.

[00:03:19.150] - Speaker 2

But can you go...

[00:03:20.430] - Speaker 1

...like me?

[00:03:54.570] - Speaker 1

Zion. Oh, Zion.

[00:03:59.920] - Speaker 3

How did you get ahead of me? Wait, was that you before I fell? Shabba. That's amazing. You know, one of my divine gifts is speed. But, wow, you're fast. You were literally created yesterday and already beat me on the river race.

[00:04:16.050] - Speaker 1

Easy?

[00:04:16.840] - Speaker 3

It took me a hundred years to master those bends. But lucky for you, I've got a lot more games. Well, they're mostly races, but not all of them. Come on. I want to show you something.

[00:04:51.530] - Speaker 3

This is my favorite spot in all the garden. Go for it.

[00:05:01.450] - Speaker 1

yeah.

[00:05:16.790] - Speaker 3

It's. Okay, things break, but everything has the potential to be mended.

[00:05:31.830] - Speaker 1

Oh.

[00:05:34.410] - Speaker 3

Well, you're a new creation. I've been here for, like, a thousand years, so I've learned a thing or two. Like how to fix broken things. You know, chaos to order kind of stuff. I don't know why Aya chose me, but he did. So I'm gonna do my best. Guard the trees. Protect the garden and everything in it. That's our job. Yeah, some things aren't as simple to mend.

[00:06:32.780] - Speaker 3

[dark whispers] It's beautiful isn't it? And deadly. It's why we're here and no one else is.

[00:06:47.500] - Speaker 1

Oh,

[00:06:48.880] - Speaker 3

yeah.

[00:06:49.670] - Speaker 3

I'm sorry, too. The garden was sealed off from every other realm. Now nothing can enter, except for me and the cherubim sentries, which is what you'll be one day. I know you will remember our job is... That's right. Guard them both, no matter what.

[00:07:19.000] - Speaker 1

Gabriel. Gabriel.

[00:07:22.360] - Speaker 1

Gabriel.

[00:07:25.240] - Speaker 1

Gabriel. Do you see... You... You are needed. I can't. Sorry. I have to protect the fruit...Fruit? What is that?

[00:08:27.510] - Speaker 3

You're not one of Aya's creations. How did you get past the sentries?

[00:08:50.270] - Speaker 1

Behold. I am Gabriel, keeper of the.... Come on. Is this your thing? Throwing branches? You're like a branch throwing monster?

[00:09:13.570] - Speaker 3

Yep, a branch throwing monster. And ...There. All fixed.

[00:09:27.130] - Speaker 1

Whoa.

[00:09:31.690] - Speaker 3

What are you doing here anyway, besides ripping up branches?

[00:09:38.110] - Speaker 1

Look, I don't want to hurt you, whatever you are, but you need to leave. No. Eternal fruit. Stop. Now. I said stop. No. What is this thing? What are you? Aya, help me. Final warning.

[00:10:41.170] - Speaker 3

I'm sorry.

[00:11:01.130] - Speaker 1

Yeah, you're pretty tough. Let's see how you handle this. Gotcha. Oh, you want this? To bad your all tied up. All right, that's it. I told you, I'm Gabriel, keeper of the garden, protector of the....

[00:12:25.170] - Speaker 3

Was it something I said?.

[00:12:26.260] - Speaker 3

Stupid branch monster. How'd you even get in here? No. That all you got? Guess not. Yeah.

[00:13:11.490] - Speaker 3

Thanks.

[00:13:12.280] - Speaker 3

Come on, let's stop this thing from causing any more damage to the garden.

[00:13:21.480] - Speaker 3

There that ought to hold you. Now what?

[00:13:55.890] - Speaker 3

I don't know. Just showed up at the tree, eternal trying to steal the fruit. There's something really strange about all this. You take the fruit back. I'll guard this thing until we can figure out what to do with it.

[00:14:18.690] - Speaker 1

Zion, no, the fruit.

[00:14:33.150] - Speaker 3

How are you doing this? A portal leaving the garden? Doesn't matter.

[00:14:54.620] - Speaker 1

I can't fail.

[00:14:55.880] - Speaker 3

Not again.

[00:15:24.110] - Speaker 3

Going through that portal really did a number on me. Can't fly, can't cloak. I need a plan. Find Zion, and don't be seen by a human in the process.

[00:15:31.900] - Speaker 2

Hey, you.

[00:15:33.090] - Speaker 1

Please help.

[00:15:34.400] - Speaker 3

Plans are so not my thing.

[00:15:37.470] - Speaker 2

I'm Naoak, but my friends call me Nok.

[00:15:41.090] - Speaker 3

What was that?

[00:15:42.160] - Speaker 2

Probably the giants that destroyed Earth.

[00:15:44.040] - Speaker 3

Are you controlling them?

[00:15:45.430] - Speaker 2

Controlling them? No, I'm tracking them.

[00:15:50.530] - Speaker 3

What happened here?

[00:15:52.100] - Speaker 2

Well, Er was kind of an evil place. You know, your typical run of the mill, sorcery, slavery, psychos.

[00:15:58.570] - Speaker 1

And I am going to have you both hanged.

[00:16:02.720] - Speaker 2

Oh, great, you're not dead.

[00:16:05.280] - Speaker 1

Who are you? I'm Namas, princess of Er.

[00:16:09.560] - Speaker 2

More like princess of the pile of rocks that used to be Er. The brother has found allies. They are seeking to regain their immortality. Never be safe until they are stopped.

[00:17:02.750] - Speaker 2

May we never be shaken.

[00:17:06.890] - Speaker 3

May we never fall.


GATG FILMAKER_INTEREST_ISOLATED_V4_4x5_CJ_230830_FIXED.mp4
Press esc to exit full screen
an epic anime fantasy
series about Gabriel,
Jason Moody
CREATOR
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.
0:04 / 3:37

GATG filmmaker video Transcription

V1: No trailer

"Gabriel
and the Guardians" is

00:00:04:16 - 00:00:06:23
an epic anime fantasy
series about Gabriel,

00:00:08:07 - 00:00:10:09
a fun-loving celestial guardian,

00:00:10:09 - 00:00:13:11
Nok, a young giant hunter, and Namayah,

00:00:13:11 - 00:00:17:00
a feisty princess alchemist
who form an unlikely bond

00:00:17:00 - 00:00:20:11
as they battle powerful creatures
and uncover dark secrets

00:00:20:11 - 00:00:23:00
while facing personal
trials and betrayals.

00:00:23:00 - 00:00:26:05
It's a storyline that people
of all ages can relate to,

00:00:26:05 - 00:00:28:03
kids and especially teens,

00:00:28:03 - 00:00:30:06
except while most popular
anime series

00:00:30:06 - 00:00:31:19
right now are pretty dark.

00:00:31:19 - 00:00:34:08
Tragedy and gore are
some of the main drivers.

00:00:34:08 - 00:00:37:07
"Gabriel and the Guardians"
has danger and evil

00:00:37:07 - 00:00:39:20
but also shows hope and goodness.

00:00:39:20 - 00:00:41:13
So you can help us bring a message

00:00:41:13 - 00:00:43:13
of hope to teens around the world

00:00:43:13 - 00:00:47:18

by expressing your interest
at angel.com/guardians.

00:00:47:18 - 00:00:49:19
One of the things I love about this show

00:00:49:19 - 00:00:50:03
is that through their journey,

00:00:50:03 - 00:00:51:10
is that through their journey,

00:00:51:10 - 00:00:54:09
Gabriel and his companions
will inspire audiences

00:00:54:09 - 00:00:58:00
to embrace their true
divinely-shaped identities

00:00:58:00 - 00:01:01:04
and make the choices that
will shape their destinies.

00:01:01:04 - 00:01:04:03
Probably everyone, but
especially teens right now,

00:01:04:03 - 00:01:05:16
are looking for an escape.

00:01:05:16 - 00:01:08:02
They're searching for their identity,

00:01:08:02 - 00:01:10:08
but most of the anime content available

00:01:10:08 - 00:01:13:01
is escape into the abyss.

00:01:13:01 - 00:01:16:13
"Gabriel and the Guardians"
isn't celebrating anti-heroes.

00:01:16:13 - 00:01:20:01
It's a story that triumphs
courage, compassion, and wisdom.

00:01:20:01 - 00:01:23:13
Our heroes overcome the
seemingly unstoppable evils

00:01:23:13 - 00:01:26:18
they face and become better
than they were at the beginning.

00:01:26:18 - 00:01:30:01
They accomplish wonders
through their indomitable hope.

00:01:30:01 - 00:01:32:03
We know studies show teens
prefer cartoons

00:01:32:03 - 00:01:32:14
We know studies show teens
prefer cartoons

00:01:32:14 - 00:01:35:15
over live action by a three-to-one ratio.

00:01:35:15 - 00:01:38:06
"Gabriel and the Guardians"
is made for those kids.

00:01:38:06 - 00:01:40:17
For the kids who really love anime

00:01:40:17 - 00:01:44:00
but don't feel aligned with
what's currently out there,

00:01:44:00 - 00:01:45:08
this is the show for them.

00:01:45:08 - 00:01:48:05
So we entertain in a way
that gives inspiration

00:01:48:05 - 00:01:50:21
and courage to the next generation.

00:01:50:21 - 00:01:54:11
This story and these
characters pose the question,

00:01:57:09 - 00:01:59:20
But we need your help to make it happen.

00:01:59:20 - 00:02:01:08
Go to angel.com/guardians
to show your support

00:02:03:19 - 00:02:05:00
for this project.

00:02:05:00 - 00:02:06:22
We aren't collecting any money right now.

00:02:06:22 - 00:02:08:09
We're just gauging interest.

00:02:08:09 - 00:02:10:22
"Gabriel and the Guardians"
will blend the wonder

00:02:10:22 - 00:02:13:21
and world building of
"Avatar: The Last Airbender"

00:02:13:21 - 00:02:16:12
with the fun and
adventure of "Dragon Ball"

00:02:16:12 - 00:02:19:02
and the themes and values
of "Chronicles of Narnia"

00:02:19:02 - 00:02:20:23
and we have a great
team to make it happen.

00:02:20:23 - 00:02:22:06
Our team members have worked

00:02:22:06 - 00:02:26:04
on prestigious projects like
"Lion King", "Pocahontas",

00:02:26:04 - 00:02:28:12
"Hunchback of Notre Dame", "Mulan",

00:02:28:12 - 00:02:31:23
"Tarzan", "Lilo & Stitch",
also other animated shows

00:02:31:23 - 00:02:34:02
for the Cartoon Network
and Warner Brothers.

00:02:34:02 - 00:02:35:16
We're so excited to be working

00:02:35:16 - 00:02:37:22
with Angel Studios for distribution.

00:02:37:22 - 00:02:38:22
Angel Studio's series "The Chosen,"

00:02:38:22 - 00:02:39:21
Angel Studio's series "The Chosen,"

00:02:39:21 - 00:02:42:07
the world's biggest TV
series of the life

00:02:42:07 - 00:02:45:16
of Jesus Christ, has
generated hundreds of millions

00:02:45:16 - 00:02:48:04
of views and tens of millions of dollars.

00:02:48:04 - 00:02:50:08
They've also done great animated content

00:02:50:08 - 00:02:51:01
like "The Wing Feather
Saga" and "Tuttle Twins"

00:02:51:01 - 00:02:52:18
like "The Wing Feather
Saga" and "Tuttle Twins"

00:02:52:18 - 00:02:53:03
and we're excited for their powers

00:02:53:03 - 00:02:54:07
and we're excited for their powers

00:02:54:07 - 00:02:56:08
of distribution to get this show

00:02:56:08 - 00:02:58:09
out to kids and teens everywhere.

00:02:58:09 - 00:03:01:11
Our story draws
inspiration from the morals

00:03:01:11 - 00:03:03:19
and wisdoms found in ancient Hebrew text.

00:03:03:19 - 00:03:06:11
We firmly believe that
possessing integrity,

00:03:06:11 - 00:03:08:19
honesty, accountability, perseverance,

00:03:08:19 - 00:03:11:16
and self-control nurtures
a strong character.

00:03:11:16 - 00:03:13:17
By exemplifying these values

00:03:13:17 - 00:03:17:16
in our story alongside of
justice, goodwill, and charity,

00:03:17:16 - 00:03:20:16
we aim to instill hope
and promote a philosophy

00:03:20:16 - 00:03:20:22
of ethics that positively
impacts kids, teens,

00:03:20:22 - 00:03:24:16
of ethics that positively
impacts kids, teens,

00:03:24:16 - 00:03:26:23
anybody who watches our show.

00:03:26:23 - 00:03:29:07
You can join us and express your interest

00:03:29:07 - 00:03:31:13
in helping us tell this story

00:03:31:13 - 00:03:35:00
by visiting angel.com/guardians now.

V2: With Trailer
00:00:04:13 - 00:00:06:07
Long ago, the world of Aura

00:00:06:07 - 00:00:09:12
descended into chaos,
and paradise was lost.

00:00:10:09 - 00:00:12:08
False gods from the unseen realm

00:00:12:08 - 00:00:16:02
deceived the people of Aura,
stealing their birthright.

00:00:16:02 - 00:00:17:18
Mortals roamed the wasteland

00:00:17:18 - 00:00:19:11
hopelessly searching for purpose.

00:00:22:09 - 00:00:24:02
(water splashing)

00:00:24:02 - 00:00:25:11
Woo hoo.

00:00:25:11 - 00:00:27:09
And that brings us to me,

00:00:27:09 - 00:00:28:23
a celestial guardian,
(metal weapon scraping)

00:00:28:23 - 00:00:32:01
sent as a light piercing the darkness.

00:00:32:01 - 00:00:33:16
My name

00:00:33:16 - 00:00:34:17
is Gabriel.

00:00:00:06 - 00:00:02:02
- What you've just watched is a proof

00:00:02:02 - 00:00:04:16
of concept for "Gabriel
and the Guardians",

00:00:04:16 - 00:00:06:23
an epic anime fantasy
series about Gabriel,

00:00:06:23 - 00:00:08:07
an epic anime fantasy
series about Gabriel,

00:00:08:07 - 00:00:10:09

a fun-loving celestial guardian,

00:00:10:09 - 00:00:13:11
Nok, a young giant hunter, and Namayah,

00:00:13:11 - 00:00:17:00
a feisty princess alchemist
who form an unlikely bond

00:00:17:00 - 00:00:20:11
as they battle powerful creatures
and uncover dark secrets

00:00:20:11 - 00:00:23:00
while facing personal
trials and betrayals.

00:00:23:00 - 00:00:26:05
It's a storyline that people
of all ages can relate to,

00:00:26:05 - 00:00:28:03
kids and especially teens,

00:00:28:03 - 00:00:30:06
except while most popular
anime series

00:00:30:06 - 00:00:31:19
right now are pretty dark.

00:00:31:19 - 00:00:34:08
Tragedy and gore are
some of the main drivers.

00:00:34:08 - 00:00:37:07
"Gabriel and the Guardians"
has danger and evil

00:00:37:07 - 00:00:39:20
but also shows hope and goodness.

00:00:39:20 - 00:00:41:13
So you can help us bring a message

00:00:41:13 - 00:00:43:13
of hope to teens around the world

00:00:43:13 - 00:00:47:18
by expressing your interest
at angel.com/guardians.

00:00:47:18 - 00:00:49:19
One of the things I love about this show

00:00:49:19 - 00:00:50:03
is that through their journey,

00:00:50:03 - 00:00:51:10
is that through their journey,

00:00:51:10 - 00:00:54:09
Gabriel and his companions
will inspire audiences

00:00:54:09 - 00:00:58:00
to embrace their true
divinely-shaped identities

00:00:58:00 - 00:01:01:04
and make the choices that
will shape their destinies.

00:01:01:04 - 00:01:04:03
Probably everyone, but
especially teens right now,

00:01:04:03 - 00:01:05:16
are looking for an escape.

00:01:05:16 - 00:01:08:02
They're searching for their identity,

00:01:08:02 - 00:01:10:08
but most of the anime content available

00:01:10:08 - 00:01:13:01
is escape into the abyss.

00:01:13:01 - 00:01:16:13
"Gabriel and the Guardians"
isn't celebrating anti-heroes.

00:01:16:13 - 00:01:20:01
It's a story that triumphs
courage, compassion, and wisdom.

00:01:20:01 - 00:01:23:13
Our heroes overcome the
seemingly unstoppable evils

00:01:23:13 - 00:01:26:18
they face and become better
than they were at the beginning.

00:01:26:18 - 00:01:30:01
They accomplish wonders
through their indomitable hope.

00:01:30:01 - 00:01:32:03
We know studies show teens
prefer cartoons

00:01:32:03 - 00:01:32:14
We know studies show teens
prefer cartoons

00:01:32:14 - 00:01:35:15
over live action by a three-to-one ratio.

00:01:35:15 - 00:01:38:06
"Gabriel and the Guardians"
is made for those kids.

00:01:38:06 - 00:01:40:17
For the kids who really love anime

00:01:40:17 - 00:01:44:00
but don't feel aligned with
what's currently out there,

00:01:44:00 - 00:01:45:08

this is the show for them.

00:01:45:08 - 00:01:48:05
So we entertain in a way
that gives inspiration

00:01:48:05 - 00:01:50:21
and courage to the next generation.

00:01:50:21 - 00:01:54:11
This story and these
characters pose the question,

00:01:57:09 - 00:01:59:20
But we need your help to make it happen.

00:01:59:20 - 00:02:01:08
Go to angel.com/guardians
to show your support

00:02:03:19 - 00:02:05:00
for this project.

00:02:05:00 - 00:02:06:22
We aren't collecting any money right now.

00:02:06:22 - 00:02:08:09
We're just gauging interest.

00:02:08:09 - 00:02:10:22
"Gabriel and the Guardians"
will blend the wonder

00:02:10:22 - 00:02:13:21
and world building of
"Avatar: The Last Airbender"

00:02:13:21 - 00:02:16:12
with the fun and
adventure of "Dragon Ball"

00:02:16:12 - 00:02:19:02
and the themes and values
of "Chronicles of Narnia"

00:02:19:02 - 00:02:20:23
and we have a great
team to make it happen.

00:02:20:23 - 00:02:22:06
Our team members have worked

00:02:22:06 - 00:02:26:04
on prestigious projects like
"Lion King", "Pocahontas",

00:02:26:04 - 00:02:28:12
"Hunchback of Notre Dame", "Mulan",

00:02:28:12 - 00:02:31:23
"Tarzan", "Lilo & Stitch",
also other animated shows

00:02:31:23 - 00:02:34:02
for the Cartoon Network
and Warner Brothers.

00:02:34:02 - 00:02:35:16
We're so excited to be working

00:02:35:16 - 00:02:37:22
with Angel Studios for distribution.

00:02:37:22 - 00:02:38:22
Angel Studio's series "The Chosen,"

00:02:38:22 - 00:02:39:21
Angel Studio's series "The Chosen,"

00:02:39:21 - 00:02:42:07
the world's biggest TV
series of the life

00:02:42:07 - 00:02:45:16
of Jesus Christ, has
generated hundreds of millions

00:02:45:16 - 00:02:48:04

of views and tens of millions of dollars.

00:02:48:04 - 00:02:50:08
They've also done great animated content

00:02:50:08 - 00:02:51:01
like "The Wing Feather
Saga" and "Tuttle Twins"

00:02:51:01 - 00:02:52:18
like "The Wing Feather
Saga" and "Tuttle Twins"

00:02:52:18 - 00:02:53:03
and we're excited for their powers

00:02:53:03 - 00:02:54:07
and we're excited for their powers

00:02:54:07 - 00:02:56:08
of distribution to get this show

00:02:56:08 - 00:02:58:09
out to kids and teens everywhere.

00:02:58:09 - 00:03:01:11
Our story draws
inspiration from the morals

00:03:01:11 - 00:03:03:19
and wisdoms found in ancient Hebrew text.

00:03:03:19 - 00:03:06:11
We firmly believe that
possessing integrity,

00:03:06:11 - 00:03:08:19
honesty, accountability, perseverance,

00:03:08:19 - 00:03:11:16
and self-control nurtures
a strong character.

00:03:11:16 - 00:03:13:17

By exemplifying these values

00:03:13:17 - 00:03:17:16
in our story alongside of
justice, goodwill, and charity,

00:03:17:16 - 00:03:20:16
we aim to instill hope
and promote a philosophy

00:03:20:16 - 00:03:20:22
of ethics that positively
impacts kids, teens,

00:03:20:22 - 00:03:24:16
of ethics that positively
impacts kids, teens,

00:03:24:16 - 00:03:26:23
anybody who watches our show.

00:03:26:23 - 00:03:29:07
You can join us and express your interest

00:03:29:07 - 00:03:31:13
in helping us tell this story

00:03:31:13 - 00:03:35:00
by visiting angel.com/guardians now.


and young adults, like me,
Gabriel and the Guardians is “testing the waters” to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform. A prospective purchaser’s indication of interest is non-binding.

Disclaimer: 00:00:00:00 - 00:00:22:00
Gabriel and the Guardians is “testing the waters” to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent,will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform.
A prospective purchaser’s indication of interest is non-binding.

Hook #1:
00:00:00:00 - 00:00:04:01
Speaker
The anime industry has made billions of dollars across the world.

00:00:04:01 - 00:00:06:07
Speaker

At least it has for a few fat cats.

00:00:06:07 - 00:00:08:11
RIch Man
ha ha ha ha ha

00:00:08:11 - 00:00:12:07
Speaker
And while I love knowing that my hard earned money is going to those in need.

00:00:12:07 - 00:00:16:07
Rich Man
ha ha ha ha ha ha ha ha!

00:00:16:09 - 00:00:20:05
Speaker
Isn't it about time we got our own piece of the pie?

Hook #2:

Speaker
- Anime is one of the largest
media industries in the world but also one of the darkest.

Other Actor
I love anime! But, sometimes it makes me sad.

Speaker
A bit of a dramatic example but you get the point. Allow me to explain!

Hook #3
00:00:00:00 - 00:00:6:00
Speaker
Did you know that eight out of ten students and young adults like me watch anime regularly?

00:00:06:00 - 00:00:15:00
Speaker
all kinds of people. Watch it.

00:00:20:05 - 00:00:27:04
Speaker
Now, for what may be the first time ever, we can not only watch quality anime, but become owners and share in any potential profits.

Video continues:

Disclaimer: 00:00:25:05 - 00:00:37:00
Qayinara Animation, Inc. is not conducting an offering of securities at this time. It is only testing the waters to gauge interest in a potential offering. If Qayinara decides to conduct an offering of securities, there is no guarantee that it will generate a profit or issue a distribution to investors.

00:00:28:11 - 00:00:31:03
Speaker
And if you're wondering how big the anime market is.

00:00:31:03 - 00:00:37:10
Speaker
Click the link below or go to Angel dot com slash guardians to express interest and be among the first to know if an investment goes live.

00:00:37:10 - 00:00:51:12
Speaker
The U.S.A. main market is the fastest growing market in the anime world. And this $28 billion worldwide industry is already extremely popular in Japan, the Philippines, and, surprisingly, France.

00:00:51:12 - 00:00:53:06
Frenchman
Oui!

00:00:53:06 - 00:00:57:16
Speaker
The merchandising opportunities alone are going to be ginormous.

Disclaimer: 00:00:53:00 - 00:01:00:00
The potential for significant merchandising opportunities is based on speculative projections and assumptions. Actual outcomes may vary based on market trends, consumer preferences, competitive factors, product profit margins, and unforeseen circumstances.

00:00:57:16 - 00:01:00:12
Frenchman
Gigantic!

00:01:00:12 - 00:01:03:13
Speaker
But what is the content of that market look like currently?

00:01:03:16 - 00:01:14:11
Speaker
So much of the anime we love is shrouded in dark and nihilistic themes, not to mention crude and sexually explicit content, even ones aimed at kids.

00:01:14:14 - 00:01:15:02
Speaker
Oh,

00:01:15:02 - 00:01:17:07
Speaker
What are you doing?

00:01:17:14 - 00:01:19:21
Other Actor
nothing, nothing at all.

00:01:19:21 - 00:01:24:05
Speaker
Don't get me wrong, I love me a good revenge story or a gruesome battle scene.

00:01:24:09 - 00:01:25:10
Other Actor
Me, too.

00:01:25:10 - 00:01:29:17
Speaker
We know. But does it have to be so depressing all the time?

00:01:29:17 - 00:01:34:02
Mom Actress
I just wish you'd find yourself something more positive to watch

00:01:34:02 - 00:01:36:09
Speaker
Mom, why are you here?

00:01:36:09 - 00:01:38:20
Mom Actress

You forgot your lunchbox.

Disclaimer: 00:01:36:09 - 00:01:38:20
Gabriel and the Guardians has no affiliation with Sailor Moon

00:01:38:20 - 00:01:42:13
Speaker
Moms are so embarrassing. But she does have a point.

00:01:42:15 - 00:01:52:06
Speaker
What people watch is important. And across the world, rates of self-harm and depression are increasing. Gabriel and the Guardians will be a message of hope and inspiration.

00:01:52:08 - 00:01:53:20
Speaker
A candle in the darkness.

00:01:53:20 - 00:01:55:08
Speaker
But why should you listen to us?

00:01:55:08 - 00:02:08:14
Speaker
The creators of Gabriel and the Guardians have helped produce some of the biggest animes of all time. We've got Johnny Young Bosch voicing Gabriel, who's played lead characters in super popular anime such as Bleach Dragon Dragon Ball.

Disclaimer: 00:02:04:00 - 00:02:16:00
Each show is unique and may vary in terms of plot, characters,
quality, and audience reception. The comparison to other shows is
not an endorsement or guarantee of the quality, success, or viewer
experience of Gabriel and the Guardians.

00:02:08:16 - 00:02:13:12
Speaker
Not to mention he was one of the original Power Rangers, also creators from

00:02:13:12 - 00:02:20:05
Speaker
from other animated stories like The Lion King, Mulan and Star Wars, The Clone Wars. We're partnering with Angel Studios,

00:02:20:05 - 00:02:29:09

Speaker
The studio behind Global Phenomena like the Chosen Drybar Comedy and the Winged Feather Saga, the largest crowdfunded animated family show of all time.

Disclaimer: 00:02:19:00 - 00:02:26:00
Angel Studios licenses and distributes TV shows
and movies from production studios.

Disclaimer: 00:02:26:00 - 00:02:29:00
The success of other shows does not guarantee success
in Gabriel and the Guardians.

00:02:29:09 - 00:02:39:05
Speaker
also Sound of Freedom, which was passed on by Hollywood, reached number one in theaters in the USA, earning more than $50 million in one week. That's a lot of moolah.

Disclaimer:00:02:29:00 - 00:02:41:00
Success in other projects does not guarantee success for Gabriel
and the Guardians. Revenue generated by Sound of Freedom does
not indicate profits earned or amounts distributed to its investors.

00:02:39:05 - 00:02:44:07
Speaker
The creator of Gabriel and the Guardians is Jason Moody.

Jason Moody
I used to be a lot like him.

00:02:44:07 - 00:02:45:17
Jason Moody
A lot like him

00:02:45:19 - 00:02:47:10
Jason Moody
drawing in my sketchbook every day,

00:02:47:10 - 00:02:50:00
Jason Moody
daydreaming about creating an anime of my own.

00:02:50:00 - 00:02:51:18
Jason Moody
They said it couldn't be done.

00:02:51:23 - 00:02:55:03
Jason Moody
They said that someone like me couldn't create an anime.

00:02:55:03 - 00:02:55:20
Jason Moody
but after years and years of training, my skills to become the best man who come back to this, I became a guy who created his own anime!

00:03:02:01 - 00:03:11:21
Speaker
Gabriel and the Guardians is a story about a celestial guardian who meets a boastful cleric and a cunning princess as they embark on a perilous quest to stop the chaos giants.

00:03:11:23 - 00:03:17:09
Speaker
Our heroes race against time to stop an impending threat that could shatter their world.

00:03:17:09 - 00:03:20:16
Other Actor
It's kind of like Dragon Ball met the Chronicles of Narnia.

00:03:20:16 - 00:03:26:11
Speaker
pulling inspiration from the Bible. Gabriel and the Guardians delivers a fantastical and epic take on those ancient stories.

00:03:26:11 - 00:03:32:20
Speaker
Gabriel and the Guardians teaches themes like faith, endurance, forgiveness, hope and courage.

00:03:32:20 - 00:03:42:00
Speaker
If you want to be part of this story that unites and uplifts kids and young adults of all different types, click the link below or go to Angel dot com slash guardians.

Disclaimer: 00:03:33:00 - 00:03:42:01
Qayinara Animation, Inc. is not conducting an offering of
securities at this time. It is only testing the waters

to gauge interest in a potential offering.

00:03:42:01 - 00:03:47:14
Speaker
Now, sit back, relax, and enjoy the sample of our show. Gabriel and the Guardians.

Disclaimer: 00:03:42:00 - 00:03:55:00
Gabriel and the Guardians is “testing the waters” to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent,will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform. A prospective purchaser’s indication of interest is non-binding.

00:03:47:14 - 00:03:53:00
Crowd
cheers

00:03:53:00 - 00:04:18:02
Gabriel
Long ago, the world of opera descended into chaos and paradise was lost. False gods from the unseen realm deceived the people of art stealing their birthright. Mortals roamed the wasteland hopelessly searching for purpose.

00:04:18:04 - 00:04:32:05
Gabriel
And that brings us to me. A celestial garden sent as a light piercing the darkness. My name is Gabriel.

ZION INTRO

EXT. FOREST - DAY

A FAIRY (female, 20's) flies up to a closed flower in a thick lush forest of sparkling light coming through the canopy high above.

The Fairy kisses the flower causing it to suddenly bloom and glow. She nods at her work and is about to move to the next flower when she hears something coming.

The Fairy suddenly zips away as ZION (female cherub lion cub) pounces where she had just been.

Zion misses and then jumps again trying to capture the little Fairy. Zion chases after the Fairy, bounding and tumbling through the forest.

Suddenly, Zion emerges into an opening with broken trees and accidentally tumbles down a bank and into a large impression in the ground. She looks around the large impression confused, forgetting about the Fairy who is now gone.

REVEAL: The ditch is actually a giant foot print, belonging to a giant taller than the trees.

A massive shadow suddenly covers Zion. Zion looks up at whatever is creating the shadow, then growls, ready to fight.

GABRIEL INTRO

EXT. SEA - DAY

A beautiful blue sparkling sea shimmers in the radiant sunlight. Far in the distance is the mountain-sized Celestial Tree.

A beam of light (like the bifrost from Thor) blasts down into the water.

A massive LEVIATHAN bursts up out of the water and flies into the air. GABRIEL runs out of the water on the Leviathan’s back.

Gabriel runs along it's spine smiling as it flies higher into the sky, twisting around in wondrous ways that defy gravity. Gabriel runs and jumps off its head playfully.

The Leviathan opens it's mouth and swallows Gabriel whole.

Gabriel forces open the mouth of the Leviathan from inside it, pushing up with his arms. Gabriel tickles the Leviathan with his fingers which causes it to let Gabriel go.

Gabriel jumps out, laughing, and flies straight towards camera, as the Leviathan flies away.

NOK INTRO

EXT. PRISON PITS - NIGHT

(This is a trimmed down and adjusted version of the opening we already have in the 101 animatic).

A giant statue head spins through the air, slamming into the wall of a prison and seemingly killing a GUARD (Man, 40's).

INT./EXT. NOK'S PIT - CONTINUOUS

NOK climbs up to the rim of his prison pit, scars and wounds fresh on his body. He's been beaten a lot. He survey's the area, but doesn't see any guards nearby.

EXT. PRISON PITS - CONTINUOUS

Nok fully climbs out of his pit. He looks over at the fresh hole in the prison wall, it's his chance to escape. Nok starts walking towards his freedom when he hears GROANING behind him.

GUARD
(moaning/groaning)

Nok pauses, thinking, then turns around and then stares off screen towards the groaning.

IN RUBBLE - CONTINUOUS

The Guard's hand reaches up from the rubble towards a narrow shaft of moonlight. It's a hopeless situation, no one could even see his hand.

The Guard's muffled groaning lessens and his breathing slows.

GUARD (CONT'D)
(breathing/moaning/groaning)

The Guard's hand slumps as he stops making noises.

Suddenly, Nok's hand reaches into the rubble and grabs the Guard's hand and pulls.

NAAMAH INTRO

INT. URACH PALACE - NIGHT

(Camera stays very close on Naamah the whole time.)

NAAMAH, the princess of Ur, stands tall and proud in a hall fit for a queen.

Naamah is getting primped by hands off screen with jewels and symbols and all kinds of intricate and beautiful things. This is her Life Day, which is the day she meets her gods.

Muffled and distant sounds of shouting and yelling trickle through.

We stay close on Naamah, never showing anyone else.

Camera stays on Naamah's hands, her eyes, her hair, the symbols, the jewelry, her feet.

The doors in front of Naamah open and she walks out alone.

EXT. URACH - CONTINUOUS

Naamah walks in darkness until she comes to two HOODED FIGURES (adult height, unable to see their features or face) who stand on either side of a steep staircase. Naamah stops in front of them and waits.

Sounds of distant RUNNING, SCREAMING, and CHAOS echo from somewhere far below. Everything feels very eerie, but Naamah is focused.

The Hooded Figures chant something in a strange language.

HOODED FIGURES
(Short guttural chant).

Candles suddenly burst to life with fire on either side of the stair case.

Naamah climbs the staircase as the candles burst to life next to her.

Naamah reaches the top of the staircase which ends in a platform. There is a wall of darkness in front of her, as big as a building. She kneels down on the platform.

Suddenly, out of the wall of darkness two giant glowing eyes open. The eyes are evil. Each eye is the size of a bus. The NEPHILIM moves forward, revealing it’s horrid face.

GABRIEL AND THE GUARDIANS
OPENING INTRO

Written by

David Evan Cunningham

Jasonandrewmoody@gmail.com
David.colossul@gmail.com

WGA West registration# 2172037

EXT. ARA - OUTSIDE PARAH'DEM - DAY

CAYIN (17) and 5 KID'S (4-14) glowing stand on a cliff edge outside Parah'dem. Cayin is planting a CELESTIAL SEED.

A pack of BIRDS (mythic fantasy birds) fly through the air. At first they seem peaceful too, but there's something wrong.

A loud CRRRRAAAACCCCKKKKK rumbles over the sky followed by WIND. More CRACKS like giant boulders breaking in half.

CAYIN (V.O.)
We never considered the cost of
what we had done until that day.

The earthquake sound continues.

BOY 1 and GIRL 1 (8 & 10) stand in a field. They look up at the sky in shock as the ground splits open at their feet.

Everyone stands in awe, staring up at the sky with wide eyes.

CAYIN (V.O.)
The day that everything changed.

CAYIN (Teen, 17) kneels in a meadow looking up with wide eyes as tears fall down his cheeks. There is a tiny glowing tree next to him that he just planted.

The rumbling and wind continues. A massive shadow creeps over the land covering Cayin. The shadow covers the tiny glowing tree that was just planted. The glow in the tree dims and so does Cayin's glow. Cayin looks down at the little tree, confusion in his eyes, and then back up to the sky and frowns, anger filling his face.

The shadow swallows up the land, including the other kids watching, their glows gone. Cracks of lightning flicker, followed by THUNDER.

Suddenly, the rumbling earthquake sound stops. Everyone holds their breath, unable to believe what they are seeing.

REVEAL: The massive island of Paradehm rises into the sky, floating into the clouds. It sparkles with light. Waterfalls run off its ends to massive pools below.

In the very center of Paradehm, at the very bottom underneath, black Chaos Waters pour from a hole like the island is bleeding right from it's heart.

CAYIN (V.O.)
The day the gods left.


Gabriel and the Guardians Series
Sponsored
"This series is not only going to be visually stunning, but we hope it will inspire minds and move hearts with the positive overall message about who we are and how we can overcome our own giants" - Johnny Yong Bosch (Voice Actor)
Express interest in investing in this series at angel.com/guardians
So what's the big deal?
-1:50
HD
invest.angel.com
Express Interest in Gabriel and the Guardians
Learn more
Like
Comment
Share

JOHNNY YONG BOSCH
VIDEO TRANSCRIPT:

Disclaimer text:
00:00:00:00 - 00:00:24: 12
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering

statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

Johnny Yong Bosch
00:00:00:01 - 00:00:01:07
Hey, I'm Johnny Young-Bosch. If you don't know me, I'm an actor and a voice actor. I was a former Power Ranger, and I've worked on many anime titles like Bleach, Naruto, Trigun, Akira. But I'm here because I'm thrilled to tell you about my new project, Gabriel and the Guardians, where I voice the main character, Gabriel.

Upsound: Gabriel
00:00:17: 09 - 00:00:19:15
My name is Gabriel.

Johnny Yong Bosch
00:00:20:00 - 00:00:35:01
So what's the story? Gabriel and the Guardians is an epic animated fantasy series that tells the story of Gabriel, a celestial being from an unseen realm who teams up with two mortals as they face off against chaos giants and the forces of darkness.

Johnny Yong Bosch
00:00:35:01 - 00:00:53:03
This series is not only going to be visually stunning, but we hope it will inspire minds and move hearts with a positive overall message about who we are and how we can overcome our own giants. So what's the big deal? Why the announcement? Well, because you could actually be a part of making this project a reality.

Johnny Yong Bosch
00:00:35:03 - 00:01:16:18
But let me tell you a story first. A long time ago, a guy comes up to me, Jason Moody, with an idea and he asked me to voice the lead character in this project. It's a very small, independent thing and I was like, sure, why not? I like the story, I like the character, why not give it a shot? I did it and then time passed, it faded away and I assume, Same fate as many other starter projects. It's just gone and it's done.

Johnny Yong Bosch
00:01:16:18 - 00:01:35:22
Well years go by and Jason comes up to me with a new project a bigger idea a better story and messaging that actually spoke to my heart. But why give him another chance? Well, I saw his passion and I saw his heart and how much he poured into this and I knew he wasn't gonna give up So I said sure why not? Let's do this thing.

Johnny Yong Bosch
00:01:35:22 - 00:01:42:03
And so a little more time goes by and then I get a call and suddenly there's an overseas animation studio.

Johnny Yong Bosch
00:01:42:03 - 00:01:51:10
They're now involved as well as Angel Studios who brought us The Chosen, Winged Feather Saga, Sound of Freedom. They're also now partnering to bring this to life.

Johnny Yong Bosch
00:01:52:04 - 00:02:11:08
And I couldn't believe it. I thought this is amazing. How is this even possible? This doesn't work this way, but it does. This is like an underdog story. So many more people are now involved. People that have worked on Mulan, The Lion King, Tarzan They've worked on projects for Cartoon Network, Warner Brothers and Hasbro not to mention other voice actors that are now involved.

Johnny Yong Bosch
00:02:11:15 - 00:02:27:12
This project has literally grown legs and arms and wings, but don't take my word for it. Please go check out the teaser. And if you like what you see then follow the links and find out how you can also be involved in making this project a reality.

Disclaimer text:
00:02:32:05 - 00:02:32:05
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. Johnny Yong Bosch is not receiving any compensation for the dissemination of this message. However, Johnny Yong Bosch has a separate contractual agreement with Qayinara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qayinara Animation Inc.

Johnny Yong Bosch
00:02:27:12 - 00:02:32:05
Thank you so much for your time. And if you like what you see then follow the links and find out how you can also be involved in making this project a reality. Thank you so much for your time and your support. Johnny Ambache, hope to see you in the future.


Gabriel and the Guardians Series
Sponsored
"This is a fantastic series, and it is going to be awesome. We've got some great people involved. You do not want to miss this." - James Arnold Taylor (Voice Actor)
Express interest in investing in this series at angel.com/guardians
JAMES ARNOLD TAYLOR
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.
invest.angel.com
Express Interest in Gabriel and the Guardians
Learn more
Like
Comment
Share

JAMES ARNOLD TAYLOR
VIDEO TRANSCRIPT:

Disclaimer text:

00:00:00:00 - 00:00:21: 00
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

James Arnold Taylor
00:00:00:00 - 00:00:15:07
Well, hello there, everybody.
It's James Arnold Taylor. It's James Now, you may know me. I'm a voice actor from Star Wars or Final Fantasy, Ratchet and Clank. I've been known to be Obi-Wan Kenobi. Johnny Test is totally awesome. Even Fred Flintstone, yabba-dabba-doo.

James Arnold Taylor
00:00:15:07 - 00:00:27:10
But now I am involved in something totally new and totally awesome. In fact, it's right there. Look at that. I get to do the Superman... Oh, wait. The hat, too. Gabriel and the Guardians, a brand new animated feature.

James Arnold Taylor
00:00:27:10 - 00:00:36:06
This is a fantastic series, and it is going to be awesome. We've got some great people involved, and it's through Angel Studios as well. And it is inspired by Hebrew scripture.

Disclaimer text:
00:00:30:12 - 00:00:54:00
The purpose of this communication is to share information about Gabriel and the Guardians. It is not intended to provide promotional content based on any compensation arrangement. James Arnold Taylor is not receiving any compensation for the dissemination of this message. However, James Arnlod Taylor has a separate contractual agreement with Qayinara Animation Inc in his capacity as a voice actor for Gabriel and the Guardians. Compensation for his role as a voice actor is unrelated to this communication and will be provided under the terms of his agreement with Qayinara Animation Inc.

James Arnold Taylor
00:00:36:06 - 00:00:45:22
You do not want to miss this. You want to be a part of this. You want to get involved. You want to know. Well, go to angel.com slash guardians and get involved with this fantastic project.

James Arnold Taylor
00:00:45:22 - 00:00:54:12
I know that the force is strong with this, because I've got a little inside thing there with the force. But this is going to move you in new ways. Check it out. Gabriel and the Guardians. Don't miss it.

James Arnold Taylor
00:00:58:04 - 00:01:00:17
I get to be playing this guy.
Shh. I'm not going to tell you who it is, but he's right there. I'm on a hat. I'm on a hat. How cool is that?

Gabriel and the Guardians Series
Sponsored ·

Matt Lanter is going to be a voice actor in the Gabriel and the Guardians Series! 😍

Express interest in investing in this series at angel.com/guardians



ANGEL.COM/GUARDIANS
The purpose of this communication is to share information about Gabriel and the Guardians.
It is not intended to provide promotional content based on any compensation arrangement.
Matt Lanter is not receiving any compensation for the dissemination of this message.
-0:19
HD

invest.angel.com
Express Interest in Gabriel and the Guardians

Learn more

Like Comment Share

MATT LANTER
VIDEO TRANSCRIPT:

Disclaimer text:
00:00:00:00 - 00:00:21: 00
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.

Matt Lanter
00:00:00:00 - 00:00:08:16
What's going on guys? Matt Lanter here. You might know me from many projects, Timeless or Mandalorian, Star Wars the Clone Wars, The Voice of Anakin.

Matt Lanter
00:00:08:16 - 00:00:13:16
But I want to tell you I'm part of a new project I'm super excited about. It's called Gabriel and the Guardians.

Matt Lanter
00:00:13:16 - 00:00:25:20
And if you guys want to be a part of that and help support the show, head on over to angel.com slash guardians and check it out over there. We're super pumped, about to go into production. So follow along and we'll see you soon.

Disclaimer text:
00:00:14:21 - 00:00:31: 20
No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.